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Regulatory Announcement

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RECEIVED



2007 JUL 16 A 9:24

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:34 26-Jun-07
Number	0796Z



07025208

SUPPL

Tesco PLC
26 June 2007

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 26 June 2007 it purchased from Merrill Lynch International 7,200,000 ordinary shares at an average price of 429.80875 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

END

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